News Release
B2Gold Reports 2016 Fourth Quarter and Full-Year Results;
Achieves 2016 Record Gold Production, Record Low Cash Operating Costs & Record Operating Cash Flow;
Outlook Provides for Very Strong Gold Production Growth Profile by 2018

Vancouver, March 15, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the fourth quarter and year-end December 31, 2016. The Company previously released its gold production and gold revenue for the fourth quarter and full-year 2016, as well as its production and cash cost guidance for 2017 (see news release dated 02/05/17). All dollar figures are in United States dollars unless otherwise indicated.

2016 Fourth Quarter Highlights

•	Consolidated gold production of 140,651 ounces, 7% (or 9,182 ounces) greater than the same period in 2015
•	Consolidated gold revenue of $181.2 million on record sales of 151,524 ounces at an average price of $1,196 per ounce, an increase in revenue of 30% (or $42.2 million) over the same period in 2015
•	Consolidated cash operating costs (see “Non-IFRS Measures”) of $546 per ounce (Q4 2015 - $527 per ounce) and consolidated AISC (see “Non-IFRS Measures”) of $877 per ounce (Q4 2015 - $807)
•	Cash flow from operating activities of $82.3 million ($0.09 per share), an increase of $33.8 million (or 70%) compared with the fourth quarter of 2015
•	Strong cash position of $144.7 million at year-end
•	Fekola Project mine construction is 3 months ahead of schedule for an anticipated October 1, 2017 production start and remains on budget
•

Subsequent to December 31, 2016, on March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s revolving credit facility, thereby increasing the aggregate amount of the facility from $350 million to $425 million

2016 Full-Year Highlights

•

Record annual consolidated gold production of 550,423 ounces of gold, achieving revised production guidance (of 535,000 to 575,000 ounces) and surpassing initial guidance (of 510,000 to 550,000 ounces)

•	Masbate Mine achieved record annual gold production of 206,224 ounces, 17% (or 30,421 ounces) higher than 2015
•	Otjikoto Mine achieved record annual gold production of 166,285 ounces, 14% (or 20,562 ounces) higher than 2015

•	Record annual consolidated gold revenue of $683.3 million on record sales of 548,281 ounces at an average price of $1,246 per ounce
•

Consolidated cash operating costs an annual record low of $508 per ounce, at the low end of the Company’s reduced cost guidance range (of between $500 and $535 per ounce) and well below initial guidance (of between $560 and $595 per ounce)

•

Consolidated AISC of $794 per ounce, near the mid-point of the Company’s reduced cost guidance range (of between $780 and $810 per ounce) and well below initial guidance (of between $895 and $925 per ounce)

•

Cash flow from operating activities (including $120 million of proceeds received from Prepaid Sales transactions) an annual record of $411.8 million ($0.44 per share), an increase of $236.4 million (or 135%) compared with 2015

•	Net income of $38.6 million ($0.04 earnings per share) and adjusted net income (see “Non-IFRS Measures”) of $99.0 million ($0.11 adjusted earnings per share) for full-year 2016
•	Signed a Euro 71.4 million Equipment Facility with Caterpillar Financial SARL for the Fekola Project
•	Additional positive exploration drill results reported for the Company’s Mali and Burkina Faso greenfield targets
•

2017 outlook provides for forecast annual consolidated gold production of between 545,000 and 595,000 ounces (including estimated Fekola pre-commercial production of between 45,000 and 55,000 ounces) with expected higher forecast cash operating costs and AISC (as compared to 2016) of between $610 and $650 per ounce and between $940 and $970 per ounce, respectively

•

2018 outlook provides for very strong production growth, with the planned first full-year of production from the Fekola Project, consolidated annual gold production is expected to increase significantly and be between 900,000 and 950,000 ounces (including estimated Fekola production of between 365,000 to 375,000 ounces) with cash operating costs and AISC expected to approximate the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC)

2016 Full-Year and Fourth Quarter Operational Results

B2Gold achieved another record year of consolidated gold production in 2016 (for the eighth straight year) producing 550,423 ounces of gold, near the mid-point of its revised production guidance range (of 535,000 to 575,000 ounces) and surpassing its initial guidance range (of 510,000 to 550,000 ounces). Gold production for the year also increased by 12% (or 57,158 ounces) over 2015. The record performance in 2016 reflects the record performances from the Company’s Masbate and Otjikoto mines, both setting new annual production records in 2016. The Company’s La Libertad Mine also met its production guidance, with 2016 production near the high end of its production guidance range. In the fourth quarter of 2016, consolidated gold production was 140,651 ounces, an increase of 7% (or 9,182 ounces) over the same period last year.

For the full-year 2016, consolidated cash operating costs were an annual record low of $508 per ounce, at the low end of the Company’s reduced cost guidance range (of between $500 and $535 per ounce) and well below initial guidance (of between $560 and $595 per ounce). Consolidated cash operating costs also decreased by $108 per ounce (or 18%) compared to the prior-year. This significant improvement reflects higher gold production, lower fuel prices/consumption, and ongoing cost optimization efforts. In the fourth quarter of 2016, consolidated cash operating costs were $546 per ounce (Q4 2015 - $527 per ounce).

Full-year consolidated all-in sustaining costs (“AISC”) were $794 per ounce, near the mid-point of the Company’s reduced cost guidance range (of between $780 and $810 per ounce) and well below initial guidance (of between $895 and $925 per ounce). Consolidated AISC also decreased by $153 per ounce (or 16%) compared to the prior-year. The lower consolidated AISC were primarily driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of pre-stripping and underground development activities and land purchases. In the fourth quarter of 2016, consolidated AISC were $877 per ounce (Q4 2015 - $807 per ounce).

2016 Full-Year and Fourth Quarter Financial Results

For the full-year 2016, consolidated gold revenue was a record $683.3 million on record sales of 548,281 ounces at an average price of $1,246 per ounce compared to $553.7 million (or $576.8 million including $23.1 million of pre-commercial sales from Otjikoto) on sales of 481,185 ounces (or 499,651 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,151 per ounce in 2015. The 23% (or $129.6 million) increase in annual gold revenue was mainly attributable to a 14% increase in gold sales volume and a 8% increase in the average realized gold price. In the fourth quarter of 2016, consolidated gold revenue was $181.2 million on record sales of 151,524 ounces at an average price of $1,196 per ounce compared to $139 million on sales of 127,482 ounces at an average price of $1,090 per ounce in the fourth quarter of 2015.

For the full-year 2016, cash flow from operating activities was an annual record of $411.8 million ($0.44 per share) compared with $175.4 million ($0.19 per share) in 2015, an increase of $236.4 million (or 135%). This increase was mainly due to a $129.6 million increase in gold revenue, $120 million of proceeds received from the Prepaid Sales transactions (see “Liquidity and Capital Resources” section below) and a $23.9 million reduction in production costs which were partially offset by a $15.9 million increase in income tax expense and an $18.6 million negative change in non-cash working capital. In the fourth quarter of 2016, cash flow from operating activities was $82.3 million ($0.09 per share), an increase of $33.8 million (or 70%) compared with the fourth quarter of 2015.

Adjusted net income was $99.0 million ($0.11 adjusted earnings per share) for the year compared to $13.3 million ($0.01 earnings per share) in 2015. Adjusted net income in 2016 mainly excluded various unrealized mark-to-market adjustments (totaling a net loss of $24.0 million), non-cash mineral property write-offs of $15.0 million and non-cash share based payments of $13.7 million. In the fourth quarter of 2016, adjusted net income was $2.5 million ($0.00 per share) compared to $1.6 million ($0.00 per share) in the fourth quarter of 2015.

For the full-year 2016, the Company generated net income of $38.6 million ($0.04 per share) compared to a net loss of $145.1 million (negative $0.16 per share) in 2015. In the fourth quarter of 2016, the Company generated net income of $8.1 million ($0.01 per share) compared to a net loss of $115.1 million (negative $0.13 per share) in the fourth quarter of 2015. During the fourth quarter of 2015, the Company revised its long-term gold price assumption from $1,300 per ounce to $1,250 per ounce resulting in the Company recording non-cash net impairment charges totaling $86.7 million.

Liquidity and Capital Resources

As at December 31, 2016, the Company remained in a strong financial position with cash and cash equivalents of $144.7 million compared to cash and cash equivalents of $85.1 million at December 31, 2015. Working capital at December 31, 2016 was $101.0 million compared to working capital of $104.7 million at December 31, 2015. In addition, the Company has $150 million of undrawn capacity on its $350 million revolving credit facility (“RCF”) and a Euro 71.4 million term Equipment Facility with Caterpillar Financial SARL. Subsequent to December 31, 2016, on March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s RCF, thereby increasing the aggregate amount of the facility from $350 million to $425 million. The Company believes that this liquidity coupled with continued strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations and fund the construction of the Fekola Project through completion (forecast to be October 1, 2017) based on current assumptions, including current gold prices and life-of-mine plans.

On August 11, 2016, the Company entered into an equity distribution agreement (the “ATM Agreement”) with two placement agents for the sale of common shares for aggregate gross proceeds of up to $100 million through “at the market” distributions under the Company’s shelf prospectus and “at the market” prospectus supplement (the “ATM Offering”). The ATM Offering runs until the earlier of (i) shares with aggregate gross proceeds of $100 million have been issued, (ii) February 11, 2018, or (iii) termination by one of the parties in accordance with the ATM Agreement. The placement agents, collectively, receive a placement fee of 2% of the gross proceeds from each placement. During the year ended December 31, 2016, the Company issued 14.8 million shares for net proceeds for $44.2 million, under the ATM Offering.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver predetermined volumes of gold on agreed future delivery dates in exchange for upfront cash pre-payment. The Prepaid Sales transactions have a term of 33 months, which commenced in March 2016, and settlement will be in the form of physical deliveries of 103,266 ounces of unallocated gold from any of the Company’s mines in 24 equal monthly installments during 2017 and 2018 (estimated to represent approximately 9% and 6%, respectively, of the forecast production in those years).

Operations

Mine-by-mine gold production in the fourth quarter and full-year 2016 was as follows:

Mine	Q4 2016 Production (ounces)	Full-year 2016 Production (ounces)	2016 Updated Production Guidance (ounces)	2016 Original Production Guidance (ounces)
Masbate	48,633	206,224	200,000 – 210,000	175,000 – 185,000
Otjikoto	46,846	166,285	160,000 – 170,000	160,000 – 170,000
La Libertad	35,165	132,431	125,000 – 135,000	125,000 – 135,000
El Limon	10,007	45,483	50,000 – 60,000	50,000 – 60,000

B2Gold Consolidated	140,651	550,423	535,000 – 575,000	510,000 – 550,000

Mine-by-mine cash operating costs in the fourth quarter and full-year 2016 was as follows:

Mine	Q4 2016 Cash Operating Costs ($ per ounce)	Full-year 2016 Cash Operating Costs ($ per ounce)	2016 Updated Cost Guidance ($ per ounce)	2016 Original Cost Guidance ($ per ounce)
Masbate	$547	$463	$465 – $505	$620 – $660
Otjikoto	$367	$368	$365 – $405	$400 – $440
La Libertad	$661	$659	$650 – $680	$650 – $680
El Limon	$982	$781	$690 – $730	$610 – $650

B2Gold Consolidated	$546	$508	$500 – $535	$560 – $595

Masbate Gold Mine – Philippines

The Masbate Mine in the Philippines achieved a very strong year in 2016, producing an annual record 206,224 ounces of gold, above the mid-point of its revised production guidance range (of 200,000 to 210,000 ounces) and significantly exceeding initial guidance (of 175,000 to 185,000 ounces). Gold production for the year also increased by 17% (or 30,421 ounces) over 2015. Masbate’s strong operational performance was driven by better-than-expected grades from the Main Vein Stage 1 pit and higher recoveries arising from higher-than-budgeted oxide ore tonnage from the Colorado pit. In addition, recoveries were positively impacted by the newly completed process plant upgrades (adding residence time and additional oxygen to the CIL circuit to achieve optimum leach performance). The Masbate Mine also continued its strong safety performance, completing 2016 without a “Lost-Time-Injury” and extending the number of days without a “Lost-Time-Injury” to 445 days.

In the fourth quarter of 2016, gold production at Masbate was 48,633 ounces, 13% (or 5,734 ounces) above budget and 1% (or 675 ounces) higher than the fourth quarter of 2015. Commencing in August 2016, Masbate’s mine plan was adjusted to optimize the mine’s development sequence/gold production through to 2017 and beyond. These adjustments included accelerated mining in the Main Vein Stage 1 pit, expanding the Colorado pit and commencing site preparations for later Main Vein stages. In addition, the lower grade (but higher recovery) Colorado pit ore was prioritized as mill feed ahead of the higher grade Main Vein ore, largely due to the higher than budgeted oxide ore content being sourced from the larger Colorado pit. The excess higher grade ore from Main Vein Stage 1 pit was stockpiled and is budgeted to be processed in 2017.

For the full-year 2016, Masbate’s cash operating costs were an annual record low of $463 per ounce, and were even below the reduced cost guidance range (of between $465 and $505 per ounce) and significantly below initial guidance (of between $620 and $660 per ounce). Cash operating costs also decreased by $194 per ounce (or 30%) compared to the prior-year. This significant improvement reflects higher gold production and lower fuel/energy costs. In the fourth quarter of 2016, Masbate’s cash operating costs were $547 per ounce (Q4 2015 - $512 per ounce).

Masbate’s AISC for the year were $653 per ounce, significantly below both budget of $899 per ounce and $965 per ounce in the prior-year, reflecting the favourable cash operating costs as well as lower capital expenditures. The lower capital expenditures resulted from lower than budgeted pre-stripping costs driven by lower mining costs and a lower strip ratio for the Colorado pit. Timing delays in land acquisition costs also contributed to the lower than budgeted capital costs. In the fourth quarter of 2016, Masbate’s AISC were $788 per ounce (Q4 2015 - $795 per ounce).

Capital expenditures totaled $31.9 million in 2016 which consisted mainly of $14 million for plant upgrades, $4.5 million for pre-stripping costs, $3.9 million for powerhouse upgrades and $2.3 million in mobile equipment purchases. In the fourth quarter of 2016, capital expenditures totaled $9.6 million, consisting mainly of $3.1 million for powerhouse upgrades, $2.7 million in pre-stripping costs and $1.5 million for plant upgrades.

Otjikoto Gold Mine, Namibia

The Otjikoto Mine in Namibia also had a record year in 2016, producing an annual record 166,285 ounces of gold, above the mid-point of its production guidance range (of between 160,000 and 170,000 ounces) and 14% (or 20,562 ounces) higher than 2015 (including 18,815 ounces of pre-commercial production from Otjikoto). Otjikoto’s 2016 production benefitted from higher throughput due to the successful completion of its mill expansion project in September 2015 (which increased plant capacity from 2.5 million tonnes per annum to 3.0 million tonnes per annum) and also due to overall process optimizations. In the fourth quarter of 2016, the Otjikoto Mine produced 46,846 ounces of gold, slightly above budget and 19% (or 7,472 ounces) higher than the fourth quarter of 2015.

For the full-year 2016, Otjikoto’s cash operating costs were an annual record low of $368 per ounce, at the low end of its reduced cost guidance range (of between $365 and $405 per ounce) and significantly beating initial guidance (of between $400 and $440 per ounce). Cash operating costs also decreased by $57 per ounce (or 13%) compared to the prior-year (following commercial production on February 28, 2015). The lower cash operating costs reflect lower fuel prices and the reduced consumption of fuel and reagents. Cash operating costs were also lower in 2016 compared to 2015 as a result of a weaker Namibian dollar/US dollar foreign exchange rate. In the fourth quarter of 2016, Otjikoto’s cash operating costs were $367 per ounce (Q4 2015 - $385 per ounce).

Otjikoto’s AISC for the year were $604 per ounce compared to budget of $629 per ounce and $550 per ounce in 2015 (following commercial production on February 28, 2015). In the fourth quarter of 2016, Otjikoto’s AISC were $587 per ounce (Q4 2015 - $509 per ounce).

Capital expenditures totaled $39.2 million in 2016 and included pre-stripping costs of $18.3 million and mobile equipment purchases of $17.7 million. In the fourth quarter of 2016, capital expenditures totaled $5.4 million mainly for pre-stripping costs of $3.2 million, mobile equipment purchases of $1.2 million and $0.6 million for the Wolfshag underground study.

La Libertad Gold Mine - Nicaragua

For the full-year 2016, La Libertad Mine in Nicaragua produced 132,431 ounces of gold, near the high end of its production guidance range (of 125,000 to 135,000 ounces) and 11% (or 12,956 ounces) higher than 2015. Better grade and higher recoveries contributed to the successful production year. During the third quarter of 2016, La Libertad’s mine schedule was adjusted to mine additional high grade ore from the Jabali Central pit to offset permitting delays at the Jabali Antenna pit. The Jabali Antenna pit is now planned for production in the third quarter of 2017, pending completion of permitting and relocation activities. In the fourth quarter of 2016, gold production at La Libertad was 35,165 ounces, consistent with the fourth quarter of 2015.

La Libertad’s cash operating costs were $659 per ounce in 2016, near the low end of its cost guidance range (of between $650 and $680 per ounce), and also $57 per ounce (or 8%) lower compared to the prior-year. The reduction compared to the prior-year was mainly due to higher gold production. In the fourth quarter of 2016, La Libertad’s cash operating costs were $661 per ounce (Q4 2015 - $601 per ounce).

La Libertad’s AISC were $904 per ounce in 2016, below both budget of $1,036 per ounce and $988 per ounce in the prior-year, reflecting lower capital expenditures (primarily driven by lower pre-stripping costs resulting from permitting delays at Jabali Antenna) and lower cash operating costs. In the fourth quarter of 2016, La Libertad’s AISC were $878 per ounce (Q4 2015 - $877 per ounce).

Capital expenditures totaled $18.5 million for the year, consisting primarily of La Esperanza tailings dam costs ($5.1 million), land acquisition costs ($4.6 million), pre-stripping costs ($2.8 million), underground development costs ($2.6 million) and Jabali Central development costs ($2.2 million). In the fourth quarter of 2016, capital expenditures totaled $4.6 million which consisted primarily of land acquisition costs ($1.8 million) and underground development costs ($1.4 million).

El Limon Gold Mine - Nicaragua

For the full-year 2016, El Limon Mine in Nicaragua produced 45,483 ounces of gold, below its production guidance range (of 50,000 to 60,000 ounces) and 13% (or 6,781 ounces) lower compared to 2015. In the fourth quarter of 2016, gold production at Limon was 10,007 ounces (Q4 2015 – 8,903 ounces). In 2016, Limon’s production was negatively affected by mine fleet availability limitations and water control issues which reduced ore flow from Santa Pancha. As a result, mill feed was supplemented with lower grade ore from surface stockpiles. To improve overall mine performance, the operations and maintenance areas have been reorganized and additional mining equipment has been purchased. The underground pumping system has also been overhauled and the dewatering wells are currently being improved.

El Limon’s cash operating costs were $781 per ounce for the year, above the high end of its revised cost guidance range (of $690 to $730 per ounce) and $68 per ounce (or 10%) higher compared to the prior-year. The increase was mainly due to lower gold production. In the fourth quarter of 2016, El Limon’s cash operating costs were $982 per ounce (Q4 2015 - $958 per ounce).

El Limon’s AISC were $1,189 per ounce in 2016 compared to budget of $1,008 per ounce and $1,279 per ounce in the prior-year. In the fourth quarter of 2016, El Limon’s AISC were $1,501 per ounce (Q4 2015 - $1,466 per ounce).

Capital expenditures totaled $7.7 million in 2016 which consisted mainly of underground development costs ($4.4 million) and mining equipment purchases ($1.0 million). In the fourth quarter of 2016, capital expenditures totaled $2.5 million, consisting mainly of underground development costs ($1.6 million).

Production Outlook and Cost Guidance

For 2017, B2Gold is projecting another year of growth with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Based on Fekola’s current mine construction progress, the Fekola Project is 3 months ahead of schedule and is planning for an October 1, 2017 production start. Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and be between 900,000 to 950,000 ounces. The Fekola Project is expected to be a large low-cost producer and should enable the Company to significantly reduce its forecast longer term cash operating costs per ounce and AISC per ounce.

In 2017, consolidated cash operating costs (including the Fekola pre-commercial production period) are expected to be between $610 and $650 per ounce. The expected increase over 2016 reflects the impact of higher projected operating strip ratios at Masbate and Otjikoto, higher projected fuel prices, and lower production from Masbate.

Consolidated AISC (including the Fekola pre-commercial production period) are expected to be between $940 and $970 per ounce for 2017. The expected increase over 2016 reflects higher anticipated cash operating costs per ounce as well as higher expected capitalized pre-stripping costs and other capital expenditures. In comparison to 2016, 2017 forecast sustaining capital expenditures are anomalously high as a result of Masbate’s planned mining fleet replacement and expansion (see “Masbate Mine - Philippines” section below) and as a result of anticipated higher average strip ratios at Otjikoto (which are expected to be lower in 2018 and 2019).

For 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company’s forecast consolidated cash operating costs per ounce and AISC per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC).

Mine-by-mine 2017 ranges for forecast gold production, cash operating costs per ounce and AISC per ounce are as follows:

	2017 Forecast Gold Production (ounces)	2017 Forecast Cash Operating Costs ($ per ounce)	2017 Forecast AISC ($ per ounce)
Masbate	175,000 – 185,000	$690 - $730	$1,020 - $1,050
Otjikoto	165,000 – 175,000	$510 - $550	$855 - $885
La Libertad	110,000 – 120,000	$625 - $665	$785 - $815
El Limon	50,000 – 60,000	$655 - $695	$1,065 - $1,095
Subtotal	500,000 – 540,000	$615 - $655	$960 - $990
Fekola (pre-commercial)(1)	45,000 – 55,000	$580 - $620	$700 - $730

B2Gold Consolidated(2)(3)	545,000 – 595,000	$610 - $650	$940 - $970

(1)

Fekola’s 2017 forecasts include estimated gold production and operating costs during the pre- commercial production period. For accounting purposes, Fekola’s revenue and cash operating costs during the pre-commercial production period will be capitalized to mineral property development costs. For 2018, with the planned first full-year of production from the Fekola Project, Fekola’s gold production is expected to be approximately 365,000 to 375,000 ounces.

(2)

Consistent with prior years, 2017 consolidated gold production is not scheduled to be evenly distributed across the four quarters. Gold production in 2017 is anticipated to be weighted towards the second half of the year (57%) due to the anticipated start-up of Fekola on October 1, 2017 combined with lower expected average strip ratios in the second-half.

(3)

Consolidated cash operating costs per ounce and AISC per ounce are expected to be lower in the second-half of 2017 compared to the first-half, reflecting higher expected gold production, lower expected average strip ratios, and lower capital expenditures in the second-half. Consistent with the forecast production weighting between the first-half and second-half, consolidated cash operating costs are expected to be in the range of between $670 and $690 per ounce in the first- half of 2017 and are then expected to decrease in the second-half of 2017 to between $584 and $604 per ounce. Consolidated AISC are expected to be in the range of between $1,148 and $1,168 per ounce in the first-half of 2017 and are then expected to decrease in the second-half of 2017 to between $795 and $815 per ounce.

Masbate Mine, Philippines

For the Masbate Mine, 2017 gold production is expected to be between 175,000 and 185,000 ounces. Masbate’s 2016 production had benefited from better-than-expected grades from the Main Vein Stage 1 pit and higher recoveries arising from higher-than-budgeted oxide ore from the Colorado pit.

Cash operating costs per ounce are expected to be between $690 and $730 per ounce. The expected increase over 2016 is mainly attributable to lower forecast production and higher projected strip ratios at the new Main Vein Stage 3 pit and expanded Colorado pit, as well as higher projected prices for diesel fuel/heavy fuel oil.

AISC are expected to be between $1,020 and $1,050 per ounce. The expected increase over 2016 reflects higher anticipated cash operating costs per ounce, higher forecast capitalized pre-stripping costs and the planned mine fleet replacement and expansion. In the first-half of 2017, the Company has elected to replace a significant portion of Masbate’s mine fleet with new equipment purchases, rather than rebuilding major components over several years, to optimize its fleet performance and reduce both operating and capital costs in future years. In addition, to be able to meet the additional haulage requirements in 2017 to 2021, Masbate’s mine fleet is also planned to be expanded in 2017. Since the new fleet will commence utilization in 2017, all of the related purchase costs have been included in Masbate’s 2017 AISC even though the equipment will benefit Masbate operations in future years as well. Masbate’s mine equipment purchases are subsequently planned to decrease significantly over the next several years.

The Masbate exploration budget for 2017 is approximately $5 million including 27,000 meters of drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence area, totalling 16,000 metres of diamond drilling, and another 11,000 metres on regional targets. New targets such as Montana SE will be further tested. Drill results from the 2016 program in the Montana SE area contained up to 2.39 g/t gold over 22.2 metres true width in hole MONRC141 and 1.23 g/t gold over 17.3 metres true width in hole MONRC 139.

As previously reported by the Company on September 27, 2016, October 18, 2016 and in its MD&A for the year ended December 31, 2016, the Philippine Department of Environment and Natural Resources (the “DENR”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines and subsequently issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings as described in its previous disclosures. The Company provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised. As reported by the Company on February 2, 2017, the DENR has announced further results of its mining audit and the Masbate Mine was not among the mines announced to be suspended or closed. To-date the Company has not received any updated formal written response from the DENR confirming the results of the audit in respect of Masbate and as such, the final outcome of the audit has not been determined. The Company believes that it continues to be in compliance with Philippine’s laws and regulations. The Company will continue to work closely with the DENR to maintain compliance with regulations and continue to promote improved quality of life in the communities where it operates. The Company will continue to provide updates of its progress with the DENR. Operations remain uninterrupted at the mine and the projections and guidance for the Masbate Mine and the Company on a consolidated basis are provided on this basis.

Otjikoto Mine, Namibia

The Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold in 2017, compared to 166,285 ounces produced in 2016. Cash operating costs are expected to be between $510 and $550 per ounce. The expected cost increase over 2016 is mainly due to higher projected strip ratios at the new Otjikoto Phase 2 pit and Wolfshag Phase 1 pit. In addition, fuel prices are also projected to be higher than 2016. The average strip ratios at Otjikoto are expected to be lower in 2018 and 2019. AISC are expected to be between $855 and $885 per ounce in 2017, reflecting higher expected cash operating costs per ounce and capital expenditures.

Life-of-mine production plans for the Otjikoto Mine, incorporating preliminary projections for the Wolfshag open pit and underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies are completed in 2017. Ongoing studies are leading the Company to re-evaluate the open pit and underground interface.

The total exploration budget for Namibia in 2017 is $5.1 million mainly for 5,000 metres of diamond drilling on the Otjikoto licence area, and 12,000 metres of diamond drilling and 5,000 metres of RAB drilling on the Ondundu joint venture project. Drilling at Ondundu in 2016 has defined a distinct North South zone of mineralization with holes containing up to 3.10 g/t gold over 68.4 metres drilled in hole ON-16-092 and 2.58 g/t over 52.1 metres (true width approximately 50% of drilled width) drilled in hole ON-16-96. An additional 5,000 metres of diamond and RC drilling are committed to new targets in and around the Otjikoto area.

La Libertad Mine, Nicaragua

La Libertad Mine is expected to produce between 110,000 and 120,000 ounces of gold in 2017 (compared to 132,431 ounces produced in 2016) at cash operating costs of between $625 and $665 per ounce and AISC of between $785 and $815 per ounce.

La Libertad’s production forecast assumes that mining from the higher grade Jabali Antenna pit will now enter the production stream in the third quarter of 2017 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). However, as in 2016, La Libertad retains some flexibility in sourcing its ore from alternate open pit resources and mineralized zones (subject to permitting) within close proximity of La Libertad mill while the Jabali Antenna permitting and relocation activities are being completed. La Libertad’s cash operating costs per ounce are expected to remain in-line with 2016, as the decrease in planned production is expected to be offset by lower mining costs (as a result of less waste being moved at the Jabali Central pit). Based on current assumptions, La Libertad Mine has an approximate mine life of 3 years, subject to further exploration success.

La Libertad’s exploration budget for 2017 is approximately $6.7 million for a total of 15,000 metres of planned diamond drilling. The program is comprised of 7,000 metres of brownfields (near mine) drilling and 8,000 metres of drilling planned on several regional targets. Most of the drilling in 2017 is expected to be detailed drilling related to underground mine planning.

El Limon Mine, Nicaragua

In 2017, El Limon is expected to produce between 50,000 and 60,000 ounces of gold (compared to 45,483 ounces produced in 2016) at cash operating costs of between $655 and $695 per ounce. AISC are expected to be between $1,065 and $1,095 per ounce.

The Limon exploration budget for 2017 is approximately $5 million for a total of 11,000 metres of planned diamond drilling focusing on extending the mine life. The program will focus on the Las Mercedes and Pozo Bono/Limon Central area. Drill holes from late 2016 contained up to 9.93 g/t gold over 15.5 metres (true width) in hole LIM16-4035 of Limon Central and 8.92 g/t gold over 14.9 metres (true width) in hole LIM16-4026 on Pozo Bono.

Development update

Fekola Development Project - Mali

The Company is pleased to announce that the Fekola Project mine construction is approximately 3 months ahead of schedule and is now on target for an October 1, 2017 production start. The Fekola Project remains on budget and is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and AISC per ounce. On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola Gold Project in Mali. According to the Feasibility Study, the current average annual gold production for the first seven years is estimated at approximately 350,000 ounces per year at an average operating cash cost of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at an average operating cash cost of $552 per ounce.

In the fourth quarter of 2016, B2Gold’s construction team continued to develop the Fekola Project in Mali. Significant activities during the quarter included:

•	A total of 4,000,000 m3 of material has been moved at site;
•	Construction of tailings storage facility and water embankments is 100% complete;
•	Lining of the tailings facility commenced in December 2016;
•	Installation of mechanical components is on-going with gyratory crusher, pebble crusher, conveyors, reclaim tunnel, leach and CIP tanks. Commencement of mill installation started in January 2017;
•	Goldroom and reagent storage area construction is well underway;
•	Powerhouse construction remains on schedule for a June 2017 commencement of commissioning;
•	Pit pre-stripping has commenced ahead of schedule and over 800,000 m3 of material has been removed to-date;
•	Grade control for the ore zones has commenced and the lab on site is under construction (expected to start up in the second quarter of 2017); and
•	Commissioning team has arrived at site and begun hiring and training the mill/lab operators.

On June 29, 2016, the Company announced an exploration update for its Fekola Project. Based on the positive drill results to-date (at both near surface targets and deeper along strike below the main Fekola pit) and exploration potential, the Company is expanding the throughput at the Fekola mine to 5 million tonnes per year. The optimized Feasibility Study and Environmental and Social Impact Study were both prepared to accommodate an uplift in throughput from 4 million tonnes per year to 5 million tonnes per year. The design factors built into the original design included 5 million tonnes per year assumptions for plant design, general infrastructure and tailings dam design and location. This means that the capacity for throughput of ore at the Fekola mine could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized Feasibility Study’s originally modelled 4 million tonnes per year, for relatively low additional capital cost. On August 2, 2016, the Company decided to proceed with the mill expansion and approved an $18 million expansion budget for additional items including a pebble crusher, one additional leach tank and an additional generator. With this additional capital investment, the Fekola mill expansion is expected to be completed in the fourth quarter of 2017 and commissioned in conjunction with the main plant commissioning.

A revised geological resource model was completed in the third quarter of 2016, followed by updates to the open pit mine designs and production plans in the fourth quarter of 2016, reflecting the mill capacity increase to 5 million tonnes per year. Based on the updated production plans, Fekola is now projected to produce an average of 375,000 to 400,000 ounces per year for the first five years of production (2018 to 2022) and 365,000 to 390,000 ounces per year over the first seven years of production (2018 to 2024). Mining rates will not materially change to supply the 5 million tonne per year plant, as the additional material will be diverted from planned stockpiles. The mining schedule has been adjusted to ensure sufficient feed for the October 1, 2017 start date.

The Company has also approved a plan to relocate the village of Fadougou, located adjacent to the main Fekola pit. While the relocation of the village was not a requirement in the Construction Permit, after extensive stakeholder engagement with the local population the Company decided to proceed with it because of the near proximity of the village to the mine site. Relocation of the village will be completed in accordance with a Resettlement Action Plan (“RAP”) that was completed by an independent consultant in consultation with all stakeholders. The RAP has been submitted to the appropriate Malian authorities and the Company is currently in the process of acquiring the land necessary for relocation. It is anticipated that the relocation process will take 2 years to complete. Total estimated relocation costs are approximately $20 million to be incurred in 2016 and 2017.

Total cumulative forecast Fekola Project construction costs (from inception to completion) include preconstruction sunk costs, feasibility study construction costs and $38 million additional construction costs approved in 2016. Preconstruction sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) were approximately $41 million. The total feasibility study construction costs were $462 million, comprising of build costs of $395 million and $67 million of anticipated mine fleet and power generator costs, expected to be lease financed. During 2016, the Company also approved $38 million in additional amendments to the Fekola Project construction costs, comprising $18 million for the Fekola mill expansion and $20 million for relocating the village of Fadougou, as previously described above.

As at December 31, 2016, cumulative to-date expenditures on the Fekola Project were $371.1 million, including $41.0 million of preconstruction sunk costs expenditures, compared with a Fekola Project budget to-date of $376.4 million. The Fekola Project remains on budget and the variances against the revised budget were mainly due to the timing of payments for construction of the processing plant.

For 2017, the construction budget for the Fekola Project totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. In 2017, the Company expects to complete construction and commission of the Fekola Project and begin the transition from construction to steady-state operations. Primary project areas will include the powerhouse, processing mechanical and electrical installation, tailing storage facility lining and pre-stripping in stage one of the Fekola open pit.

In addition to the Fekola Project construction budget above, a total of $47 million has been budgeted in 2017 for Fekola pre-stripping and additional mine fleet purchases. Following the approval of the Fekola mill expansion in 2016 and the acceleration of the production start date to October 1, 2017, open pit pre-stripping and mine fleet purchases have been advanced by six months to ensure ore supply for the earlier mill start-up (and have now been included in the 2017 budget). Pre-stripping and mine fleet purchases for 2017 have been budgeted at approximately $25 million and $22 million, respectively. 2017 post-construction and operational capital costs of $11 million have been budgeted in 2017, including $4 million for aircraft purchases.

Anaconda Project - Mali

A conceptual engineering study is underway for the Anaconda Project. This work is being done by Lycopodium in their Brisbane office, and Fekola capital and operating cost information is being used as a basis for the cost estimates. A base case of 4 million tonnes per year will be developed, and then larger and smaller cases will be factored depending on the estimated mineral resource. Metallurgical test programs have been completed and will form the basis of the design criteria for the processing plant. Environmental and social baseline studies are underway and will continue throughout 2017. The budgeted cost for the conceptual engineering study for Anaconda is approximately $2.2 million for 2017.

Kiaka Development Project – Burkina Faso

Further engineering studies were completed in 2016 to assess the optimum throughput rate for the Kiaka project and upgrading projected capital and operating costs.

The current plan is to update the mineral-resource block model later this year based on ongoing drilling and then use that model as the basis for additional project evaluation. This will include re-evaluating project economics and the potential impact of higher-grade ore being added from the Toega zone. The 2017 development budget for Kiaka is approximately $2.7 million.

Toega Project – Burkina Faso

Exploration drilling continued to expand ore zones at Toega during 2016. Drill results at Toega are up to 3.09 g/t gold over 84 metres (approximate true width) in NKDD014 and 1.61 g/t over 131 metres in NKDD017. The zone remains open and drilling is ongoing.

When mineral resource estimates become available, in-house evaluations will be completed to determine if Toega should be a stand-alone project, or a potential source of higher grade feed for Kiaka. Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue through 2017. The 2017 development budget for Toega is approximately $0.8 million.

2017 Exploration Guidance

B2Gold has a 2017 exploration budget totalling $46 million. Approximately $22 million of the 2017 budget will be used to support brownfields exploration at the producing mines (which for accounting purposes will be capitalized and included in the mine’s sustaining and non-sustaining capital costs). In addition, a significant portion of the 2017 exploration budget will be used at all sites to drill several targets that exhibit potential based on surface mapping, geochemical sampling and drilling completed in 2016. West Africa will be a primary focus of 2017 exploration expenditures as will Nicaragua.

In 2017, approximately $20 million will be spent on exploration in Mali, Burkina Faso and Ghana. Exploration on the licences in Mali will total $11.6 million focusing on 15 targets close to the Fekola deposit. The 2017 budget for West Africa envisions completing 16,500 metres of diamond drilling, 41,000 metres of RC drilling, 22,000 metres of air-core drilling and 8,500 metres of auger drilling.

Outlook

The core activities of the Company remain its current mining operations and the construction of its Fekola Project. Based on Fekola’s current mine construction progress, the Fekola Project is approximately three months ahead of schedule and is planning for an October 1, 2017 production start. In 2016, the Company approved an $18 million budget for the expansion of the Fekola mill from 4 million tonnes per year to 5 million tonnes per year which is expected to be brought on-line in the fourth quarter of 2017 in conjunction with the main plant commissioning. Fekola is expected to be another low-cost mine and should help enable the Company to significantly increase its production base while at the same time reduce its longer term forecast consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.

For 2017, B2Gold is projecting another growth year with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and be between 900,000 to 950,000 ounces.

For 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company’s forecast consolidated cash operating costs per ounce and all-in sustaining costs per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for all-in sustaining costs).

In 2016, the Company put several new attractive funding measures in place, while minimizing equity dilution. In addition, higher realized gold prices and better operating cost performance from the Company’s mines continue to significantly improve operating cash flows. The Company expects that the combination of the new funding measures and continued strong performance from operations will provide sufficient liquidity and resources to maintain operations and ensure that, based on current assumptions including the current gold price and life-of-mine plans, construction of the Fekola Project is fully funded through to completion (forecast to be October 1, 2017).

In addition to its development of Fekola, the Company continues to pursue its organic growth strategy. Sustainable organic growth also requires a continued focus on exploration, permitting and feasibility programs at the Company’s existing projects. Exploration will also focus on drilling additional greenfield opportunities. The Company has a significant exploration budget for 2017 totaling $46 million. The most significant areas of exploration focus for the Company are in West Africa where the Company expects to complete initial resource estimates for its new Anaconda and Toega prospects.

With its existing growth profile, B2Gold remains one of the fastest growing gold producers in the world. The Company’s objective is to continue growing as a profitable and responsible gold producer through ongoing exploration of its existing projects and accretive acquisitions, irrespective of the gold price.

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations and development matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration matters contained in this news release.

Fourth Quarter and Full Year 2016 Results - Conference Call / Webcast

B2Gold Corp. will release its fourth quarter and full year 2016 results before the North American markets open on Thursday, March 16, 2017.

B2Gold executives will host a conference call to discuss the results on Thursday, March 16, 2017 at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 416-406-0743 or toll free at +1 800-806-5484 prior to the scheduled start time (passcode: 7458394) or you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=175618. A playback version of the call will be available for one week after the call at +1 905-694-9451 or toll free at +1 800-408-3053 (passcode: 7435166).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, revenue, costs, capital expenditures, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows, growth and acquisitions; production estimates and guidance, including the Company’s projected gold production of between 545,000 to 595,000 ounces in 2017 and production being weighted towards the second half of 2017 and projected gold production of between 900,000 and 950,000 ounces in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including: expected grades and sources of ore to be processed in 2017; the development and production from the Fekola Project by October 2017 and the Fekola Project being on schedule, on budget and fully funded; the Fekola Mine being a low cost mine and its anticipated effect on the Company’s gold production and per ounce costs; the Fekola mill expansion being completed in late 2017, with potential throughput of up to five million tonnes per year in the initial years of production, and the potential to increase estimated production at Fekola; the timing and cost to complete the relocation of Fadougou according to the RAP; completion of geotechnical, hydrogeological and design studies for the Wolfshag zone; the projections included in existing technical reports, economic assessments and feasibility studies, including the feasibility study for the Fekola Project; anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; the plant upgrade at Masbate improving gold recoveries and sustaining throughput; expected expansion of the Masbate Mine fleet and amount of new fleet that will be lease financed; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit in the third quarter of 2017; higher strip ratios at the Masbate and Otjikoto mines; planned exploration and exploration budgets, including the planned exploration in Mali, Burkina Faso and Ghana and the results thereof; the expected timing to release initial mineral resources for Toega; timing to update mineral resource block modelling at Kiaka and preparing an optimized feasibility study; the potential to develop and produce from currently non-producing properties; the delivery of ounces under the Prepaid Sales transactions; and the adequacy of capital for continued operations, including access to funding under the debt and equity funding facilities described herein. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to our Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term “resources”, which are not “reserves”. Under U.S. standards, companies are not normally permitted to disclose mineralization that does not constitute “reserves” in filings with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC’s disclosure standards normally do not permit companies to disclose mineral resources in their filings with the SEC. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into a higher category, including SEC defined mineral reserves. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves”. For the above reasons, information contained in this news release that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”) and “adjusted net income”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available under B2Gold’s corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three	For the three	For the twelve	For the twelve
	months ended	months ended	months ended	months ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015

Gold revenue	$181,189	$139,008	$683,293	$553,656

Cost of sales

Production costs	(77,668)	(70,148)	(275,400)	(299,317)
Depreciation and depletion	(54,839)	(40,742)	(172,324)	(144,294)
Royalties and production taxes	(6,232)	(6,913)	(25,493)	(23,016)

Total cost of sales	(138,739)	(117,803)	(473,217)	(466,627)

Gross profit	42,450	21,205	210,076	87,029

General and administrative	(17,119)	(7,562)	(40,918)	(36,392)
Share-based payments	(2,216)	(3,002)	(13,651)	(15,215)
Gain (loss) on sale of mineral properties	(1,338)	-	(9,886)	2,192
Write-down of mineral property interests	-	(7,978)	(5,068)	(16,095)
Foreign exchange (losses) gains	(847)	1,202	(2,737)	(3,169)
Provision for non-recoverable input taxes	(1,259)	(77)	(2,767)	(660)
Impairment of long-lived assets	-	(107,984)	-	(107,984)
Other	(4,493)	(1,872)	(8,791)	(4,479)

Operating income (loss)	15,178	(106,068)	126,258	(94,773)

Unrealized (loss) gain on fair value of convertible notes	5,927	1,061	(46,742)	6,903
Community relations	(2,529)	(1,713)	(5,051)	(4,687)
Interest and financing expense	(1,959)	(3,075)	(10,184)	(16,104)
Realized loss on derivative instruments	(1,451)	(1,928)	(13,962)	(5,367)
Unrealized gain (loss) on derivative instruments	20,265	(8,477)	22,697	(23,487)
Write-down of long-term investments	(2,671)	(1,537)	(2,856)	(6,752)
Other	(222)	296	(1,630)	823

Income (loss) before taxes	32,538	(121,441)	68,530	(143,444)

Current income tax, withholding and other taxes	(10,065)	(4,836)	(25,064)	(9,171)
Deferred income tax (expense) recovery	(14,396)	11,192	(4,866)	7,502

Net income (loss) for the period	$8,077	$(115,085)	$38,600	$(145,113)

Attributable to:
Shareholders of the Company	$6,221	$(119,941)	$39,131	$(149,946)
Non-controlling interests	1,856	4,856	(531)	4,833

Net income (loss) for the period	$8,077	$(115,085)	$38,600	$(145,113)

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$0.01	$(0.13)	$0.04	$(0.16)
Diluted	$0.00	$(0.13)	$0.04	$(0.16)

Weighted average number of common shares outstanding (in thousands)
Basic	960,976	924,241	941,737	922,114
Diluted	1,044,461	924,241	955,145	922,114

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the twelve	For the twelve
	months ended	months ended	months ended	months ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015

Operating activities
Net income (loss) for the period	$8,077	$(115,085)	$38,600	$(145,113)
Mine restoration provisions settled	(31)	72	(153)	(414)
Non-cash charges	55,390	161,860	245,434	313,100
Changes in non-cash working capital	12,612	3,383	(4,336)	14,252
Proceeds from prepaid sales	-	-	120,000	-
Changes in long-term value added tax receivables	6,290	(1,717)	12,266	(6,423)

Cash provided by operating activities	82,338	48,513	411,811	175,402

Financing activities
Credit facility, drawdowns net of transaction costs	50,000	49,926	100,000	243,661
Repayment of credit facility	-	-	(125,000)	(150,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs	-	-	11,043	3,883
Repayment of Otjikoto equipment loan facility	(4,537)	(1,716)	(8,360)	(6,865)
Repayment of Nicaraguan equipment loans	(428)	(394)	(1,783)	(1,531)
Common shares issued for cash on exercise of stock options	2,729	23	39,758	563
Common shares issued under At-The-Market offering, net of issuance costs	19,504	-	44,467	-
Interest and commitment fees paid	(6,235)	(5,919)	(18,336)	(14,584)
Restricted cash movement	53	(389)	(1,319)	263

Cash provided by financing activities	61,086	41,531	40,470	75,390

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(5,392)	(6,963)	(39,241)	(34,780)
Masbate Mine, development and sustaining capital	(9,631)	(9,755)	(31,892)	(37,691)
Libertad Mine, development and sustaining capital	(4,556)	(6,636)	(18,543)	(20,503)
Limon Mine, development and sustaining capital	(2,460)	(2,075)	(7,749)	(18,846)
Fekola Project, development	(80,120)	(52,074)	(241,739)	(91,439)
Fekola Project, pre-construction	-	-	-	(37,926)
Gramalote Project, prefeasibility and exploration	(6,978)	(2,219)	(11,784)	(10,638)
Other exploration and development	(13,664)	(11,473)	(37,036)	(33,997)
Purchase of non-controlling interest	-	-	(6,000)	(6,138)
Acquisition of rights	-	-	-	(4,000)
Other	1,330	(176)	2,137	1,041

Cash used by investing activities	(121,471)	(91,371)	(391,847)	(294,917)

Increase (decrease) in cash and cash equivalents	21,953	(1,327)	60,434	(44,125)

Effect of exchange rate changes on cash and cash equivalents	(1,040)	(315)	(906)	(3,296)

Cash and cash equivalents, beginning of period	123,758	86,785	85,143	132,564
Cash and cash equivalents, end of year	$144,671	$85,143	$144,671	$85,143

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	December 31,	December 31,
	2016	2015

Assets
Current
Cash and cash equivalents	$144,671	$85,143
Accounts receivable, prepaids and other	10,723	11,532
Value-added and other tax receivables	16,984	20,597
Inventories	104,691	86,324
	277,069	203,596
Long-term investments	10,028	10,163
Value-added tax receivables	18,024	24,804
Mining interests
- Owned by subsidiaries	1,950,356	1,723,366
- Investments in joint ventures	53,724	42,394
Other assets	26,934	20,059
	$2,336,135	$2,024,382
Liabilities
Current
Accounts payable and accrued liabilities	$81,722	$58,744
Current taxes payable	13,180	10,686
Current portion of long-term debt	13,935	11,726
Current portion of derivative instruments at fair value	3,466	10,618
Current portion of mine restoration provisions	-	483
Current portion of prepaid sales	57,450	-
Other current liabilities	6,288	6,663
	176,041	98,920
Derivative instruments at fair value	6,439	18,968
Long-term debt	472,845	451,466
Prepaid sales	62,550	-
Mine restoration provisions	81,162	63,539
Deferred income taxes	74,072	68,939
Employee benefits obligation	7,860	6,814
Other long-term liabilities	602	3,197
	881,571	711,843
Equity
Shareholders’ equity
Share capital Issued: 964,892,433 common shares (Dec 31, 2015 – 927,073,436)	2,151,993	2,036,778
Contributed surplus	56,191	70,051
Accumulated other comprehensive loss	(95,435)	(96,254)
Deficit	(667,760)	(706,891)
	1,444,989	1,303,684
Non-controlling interests	9,575	8,855
	1,454,564	1,312,539
	$2,336,135	$2,024,382